Exhibit 99.6

Emera Reports Q1 2017 Earnings

HALIFAX, Nova Scotia, May 11, 2017

Emera (TSX: EMA) today reported higher net income of $312 million, compared with net income of $44 million in Q1 2016. Adjusted net income was $152 million in the first quarter of 2017, a 27 percent increase compared with Q1 2016.

Q1 2017 Highlights:

Reported Net Income:

•	Reported Q1 2017 net income was $312 million, compared with net income of $44 million in Q1 2016.

•	Reported Q1 2017 earnings per common share were $1.48, compared with $0.30 per common share in Q1 2016.

Adjusted Net Income (1)

•	Adjusted Q1 2017 net income was $152 million, compared with $120 million in Q1 2016.

•	Adjusted Q1 2017 earnings per common share were $0.72, compared with $0.81 in Q1 2016.

Despite the increase in adjusted net income in Q1 2017, earnings per share declined due to the new shares issued in August 2016 in conjunction with the TECO acquisition and the December 2016 equity issue.

Cash Flow (1)

•	Operating cash flow (before changes in working capital) increased $115 million, or 49 percent, to $348 million in Q1 2017, compared with $233 million in Q1 2016.

(1)	See “Non-GAAP Measures” noted below.

“Our higher adjusted first quarter net income primarily reflects the contribution from the TECO companies and improved results across our regulated utilities. This increase was partially offset by lower contributions from Emera Energy resulting from weak market conditions in the quarter. In addition, we delivered an increase in our cash flow.” said Chris Huskilson, President and CEO of Emera Inc. “The results demonstrate the strength and sustainability of our businesses, and the growth opportunities we have that will continue to support our targeted 8 percent dividend growth through to the end of the decade.”

Financial Highlights (in millions of $CAD) except per share amounts;

	Three months ended March 31
	2017	2016
Net income attributable to common shareholders	$312	$44
After-tax mark-to-market gain (loss)	$160	$(76)

Adjusted net income attributable to common shareholders (1)(2)	$152	$120

Earnings per common share - basic	$1.48	$0.30
Adjusted earnings per common share – basic (1)(2)	$0.72	$0.81

Weighted average shares of common stock outstanding - basic (millions of shares)	212	149

(1)	See “Non-GAAP Measures” noted below.
(2	Adjusted net income (1) and Adjusted earnings per common share (1) exclude the effect of mark-to-market adjustments.

After-tax mark-to-market gains increased $236 million to $160 million in Q1 2017, compared with a $76 million loss in Q1 2016. The increase is due to a $121 million loss in the 2016 period resulting from the reversal of 2015 gains on USD-denominated currency and forward contracts related to the financing for the TECO Energy acquisition, changes in existing positions on long-term contracts at Emera Energy, and the reversal of 2016 mark-to-market losses at Emera Energy.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2016 to 2017 in the first quarter.

For the	Three months ended
millions of Canadian dollars	March 31
Adjusted net income – 2016(1)	$120
Emera Florida and New Mexico	79
2016 acquisition and financing costs related to the acquisition of TECO Energy	18
Nova Scotia Power	17
NSPML and LIL AFUDC earnings	7
2017 TECO Energy post-acquisition interest costs	(45)
Emera Energy’ (1)	(38)
Algonquin equity earnings – sold in Q2 and Q4 2016	(8)
Other	2

Adjusted net income – 2017(1)	$152

(1)	Excludes the effect of mark-to-market adjustments.

Segmented Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

Quarterly Segmented Results (in millions of $CAD, except per share amounts)

	Adjusted Net Income (1)
	Q1 2017	Q1 2016
Emera Florida and New Mexico	$79	$—
Nova Scotia Power Inc.	70	53
Emera Maine	13	9
Emera Caribbean	7	10
Emera Energy (2)	10	48
Corporate & Other (2)	(27)	—

Adjusted net income	$152	$120
After-tax mark-to-market gain (loss)	160	(76)

Net income attributable to common shareholders	$312	$44

EPS (basic)	$1.48	$0.30

Adjusted EPS (basic)(1)	$0.72	$0.81

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income (1) excludes after-tax mark-to-market loss in Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income was $79 million in Q1 2017 compared with $102 million in Q1 2016. Results were driven by lower electricity sales resulting from one of the mildest winters on record in Florida and New Mexico and higher OM&G at Tampa Electric for transmission and distribution system maintenance, partially offset by strong customer growth. Results in 2016 included an $8 million after-tax benefit related to a change in accounting for stock based compensation. The Florida utilities expect to earn within their allowed ROE ranges in 2017. Comparison information for Q1 2016 is presented for information only as Emera did not own the Emera Florida and New Mexico operations in Q1 2016. Net of the $45 million of permanent financing cost, Emera Florida and New Mexico contributed $34 million in Q1 2017.

Nova Scotia Power Inc.’s net income was $70 million in Q1 2017, an increase of $17 million from $53 million in Q1 2016. The increase was primarily due to lower OM&G expense including lower storm costs in the Q1 2017 period, higher electricity sales due to more favorable winter weather compared to the very mild 2016 winter, and load growth; as well as decreased income tax expense. These lower costs were partially offset by increased depreciation due to increased property plant and equipment. The strong Q1 performance will be largely offset over the balance of the year, and NSPI’s expects 2017 net earnings to be consistent with 2016.

Emera Maine’s net income was $13 million in Q1 2017, compared to Q1 2016 net income of $9 million. Results in Q1 2017 were driven by lower OM&G due to lower storm costs in 2017 and increased revenues due to transmission and distribution rate changes.

Emera Caribbean’s net income of $7 million in Q1 2017 represents a decrease of $3 million compared to Q1 2016 net income of $10 million. The decrease was primarily due to lower energy sales at GBPC due to the effects of Hurricane Matthew.

Emera Energy’s net income, adjusted to exclude mark-to-market changes, was $10 million in Q1 2017 compared to net income of $48 million in the same quarter last year. The decrease was primarily due to decreased Marketing and Trading margin due to warmer winter weather, increased natural gas pipeline infrastructure in the northeast U.S.; and lower electricity sales and margin at the New England generating facilities due to unfavorable market conditions, compared with Q1 2016 when more favorable short-term economic hedges were in place.

Corporate & Other’s net loss was $27 million in Q1 2017 compared to nil in Q1 2016. The increased loss was primarily due to higher interest expense as a result of interest on the permanent financing of the TECO Energy acquisition.

The Maritime Link project is on schedule and on budget, with the laying of the first submarine cable between Newfoundland and Nova Scotia underway. AFUDC earnings on the investment in the Maritime Link project were $7 million in Q1 2017 compared with $4 million in Q1 2016. AFUDC earnings on the investment in the Labrador Island Link project were $9 million in Q1 2017, compared with $5 million in Q1 2016.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Thursday, May 11, 2017 at 4:00pm Atlantic time (3:00pm Toronto/Montreal/New York; 2:00pm Winnipeg; 1:00pm Calgary; 12:00pm Vancouver) to discuss the Q1 2017 financial results.

Analysts and other interested parties in North America may participate in the call by dialing 1-866-521-4909 at least 10 minutes prior to the start of the call. International participants should dial (647) 427-2311. No passcode is required. The teleconference will be recorded. For those unable to join live, playback can be accessed by dialing toll-free at 1-800-585-8367. The Conference ID is 4767504 (available until midnight, May 31, 2017).

The teleconference will also be web cast live at emera.com and available for playback for one year.

Annual General Meeting

Emera’s Annual General Meeting is scheduled to be held May 12, 2017 at 2:00pm Atlantic time at Ondaatje Hall, Marion McCain Arts and Social Sciences Building, Dalhousie University, 6135 University Avenue, Halifax, NS.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $29 billion in assets and 2016 revenues of more than $4 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at http://www.emera.com or at www.sedar.com

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

Neera Ritcey

Manager, Investor Relations

(902) 428-6059

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